UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Nicholas Financial, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
65373J209

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65373J209	13G	Page	2	of	10	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		585,763

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		585,763

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	585,763

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	65373J209	13G	Page	3	of	10	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). David E. Cohen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		585,763

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		585,763

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	585,763

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	65373J209	13G	Page	4	of	10	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Ross D. DeMont

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		585,763

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		585,763

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	585,763

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	65373J209	13G	Page	5	of	10	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		263,697

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		263,697

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	263,697

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	65373J209	13G	Page	6	of	10	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners QP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		322,066

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		322,066

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	322,066

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP NO. 65373J209	Page 7 of 10
Item 1.
(a) Name of Issuer: Nicholas Financial, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the “Reporting Persons.” Messrs. Cohen and DeMont (the “Managers”) are the managers of Midwood Capital Management LLC (“Capital”), which is the sole general partner of each of Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and together with LP, the “Funds”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 20, 2007, a copy of which was previously filed with this Schedule 13G and which is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 575 Boylston St., 4th Floor, Boston, MA 02116.
(c) Citizenship: Capital is a Delaware limited liability company. Each of the Funds is a Delaware limited partnership. Each of the Managers is a U.S. citizen.
(d) Title and Class of Securities: Common stock, no par value (“Common Stock”)
(e) CUSIP Number: 65373J209
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership
In the aggregate, as of December 31, 2007, the Reporting Persons beneficially own 585,763 shares of the Common Stock of the Issuer, representing approximately 5.8% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 263,697 shares of the Common Stock, representing approximately 2.6% of the class, (ii) QP beneficially owns 322,066 shares of the Common Stock, representing approximately 3.2% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 585,763 shares of the Common Stock of the Issuer representing approximately 5.8% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 10,045,781 shares of the Common Stock of the Issuer outstanding as of October 31, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2007.
Each Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. Each of the Managers, by virtue of their positions as managers of Capital, has the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.

CUSIP NO. 65373J209	Page 8 of 10
Item 5. Ownership of Five Percent or Less of a Class
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP NO. 65373J209	Page 9 of 10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 7, 2008

MIDWOOD CAPITAL PARTNERS, L.P.

By:	Midwood Capital Management LLC
General Partner

By:	/s/ David E. Cohen

David E. Cohen
Manager

MIDWOOD CAPITAL
PARTNERS QP, L.P.

By:	Midwood Capital Management LLC
General Partner

By:	/s/ David E. Cohen

David E. Cohen
Manager

MIDWOOD CAPITAL
MANAGEMENT LLC

By:	/s/ David E. Cohen

David E. Cohen
Manager

CUSIP NO. 65373J209	Page 10 of 10

DAVID E. COHEN
/s/ David E. Cohen
David E. Cohen

ROSS D. DEMONT
/s/ Ross D. DeMont
Ross D. DeMont